Exhibit 99.1

SHARPLINK GAMING ANNOUNCES RESULTS OF 2021 ANNUAL

GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS – (GLOBE NEWSWIRE) – December 21, 2021 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced that at the 2021 Annual General Meeting of Shareholders that was held yesterday, December 20, 2021, in Minneapolis, Minnesota, the shareholders of the Company approved the following:

1.	The reelection of Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2022 Annual General Meeting of Shareholders; and

2.	The ratification of the appointment of RSM US LLP as our Company’s independent registered public accountants for the year ending December 31, 2021, as well as the authorization of our Board of Directors to compensation of RSM US LLP in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:	SHARPLINK MEDIA RELATIONS:
SharpLink Gaming Ltd.	Hot Paper Lantern
Dodi Handy, Director of Communications	Michael Adorno, Vice President, Communications
Phone: 407-960-4636	Phone: 212-931-6143
Email: ir@sharplink.com	Email: madorno@hotpaperlantern.com